UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual General Meeting Results

On June 25, 2021, AC Immune SA (“AC Immune”) held its Annual General Meeting of Shareholders. The Management presentation to shareholders is attached hereto as Exhibit 99.1 and the press release relating to the results of the Annual General Meeting is attached hereto as Exhibit 99.2. The amended Articles of Association are attached hereto as Exhibit 99.3, the notarized version of which will be published on AC Immune's website (https://ir.acimmune.com/governance) after the filing of the document with the Swiss Register of Commerce. The Board withdrew Agenda Items 6.2 ("Authorized Share Capital") and 6.3 ("Conditional Capital Increase for Employee Benefit Plans") prior to the Annual General Meeting. The final results of the remaining agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Approval of Annual Report and Other Reports for the year 2020

Agenda Item 1.1: Approval of the Annual Report 2020, Statutory Financial Statements 2020, and IFRS Financial Statements for the year 2020

AC Immune shareholders approved the Annual Report 2020, the Statutory Financial Statements 2020 and the IFRS Financial Statements of AC Immune SA for the year 2020, and took note of the Reports of the Auditors.

Agenda Item 1.2: Advisory Vote on the Compensation Report for the year 2020

AC Immune shareholders endorsed the Compensation Report for the year 2020.

Agenda Item 2: Appropriation of Loss

AC Immune shareholders approved that the loss for the year 2020 in the amount of KCHF 57,824 increases the “accumulated losses brought forward” of KCHF 62,151, resulting in a new balance of “accumulated losses brought forward” of KCHF 119,975.

Agenda Item 3: Discharge of the Board of Directors and of the Executive Committee

AC Immune shareholders approved the discharge the members of the Board of Directors and of the Executive Committee of their liabilities for their activities in the 2020 financial year.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved:

A.       The total maximum amount of non-performance-related compensation for the members of the Board of Directors covering the period from 1 July 2021 to 30 June 2022, i.e., CHF 689,000 (cash-based compensation plus pensionable social security costs);

B.       The maximum grant of equity or equity linked instruments for the members of the Board of Directors from 1 July 2021 to 30 June 2022 with maximum value of CHF 863,000 (equity or equity linked instruments at grant value plus pensionable social security costs);

C.       The total maximum amount of non-performance-related cash compensation for the members of the Executive Committee from 1 July 2021 to 30 June 2022, i.e., CHF 3,269,000 (cash-based compensation plus pensionable social security costs);

D.       The total maximum amount of variable compensation for the members of the Executive Committee for the current year 2021, i.e., CHF 1,378,000 (cash-based compensation plus pensionable social security costs); and

E.       The maximum grant of equity or equity linked instruments for the members of the Executive Committee from 1 July 2021 to 30 June 2022 with maximum value of CHF 4,287,000 (equity or equity linked instruments at grant value plus pensionable social security costs).

Agenda Item 5: Re-elections

Agenda Item 5.1: Re-elections of Members of the Board

AC Immune shareholders approved the re-election of Douglas Williams as member and as Chairman of the Board, the re-election of Martin Velasco as member and as Vice-Chairman of the Board, and the re-election of Peter Bollmann, Alan Colowick, Tom Graney, Carl June, Werner Lanthaler, Andrew Pfeifer and Roy Twyman as members of the Board of Directors, each until the end of the Annual General Meeting 2022.

Agenda Item 5.2: Re-elections of Members of the Compensation, Nomination & Corporate Governance Committee

AC Immune shareholders approved the re-election of Tom Graney, Martin Velasco and Douglas Williams as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the Annual General Meeting 2022.

Agenda Item 5.3: Re-election of the Statutory Auditors

AC Immune shareholders approved the re-election of PricewaterhouseCoopers SA, in Pully, for a term of office of one year.

Agenda Item 5.4: Re-election of the Independent Proxy

AC Immune shareholders approved the re-election of Reymond & Associés, represented by Denis Cherpillod; as AC Immune’s independent proxy until the end of the Annual General Meeting 2022.

Agenda Item 6: Amendments of the Articles of Association

Agenda Item 6.1: Limit on Number of Directors

AC Immune shareholders approved an amendment to the existing first paragraph of article 20 (Number of Members, Term of Office) of the articles of association to give AC Immune flexibility to comply with nationality, residency and/or gender requirements under Swiss or foreign laws.

Agenda Item 6.4: Remuneration Amendments to the Articles of Association

AC Immune shareholders approved certain amendments in the articles of association to adjust the compensation system of AC Immune to a more common framework in line with many Swiss-listed companies and which aligns the compensation architecture to that of the calendar year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: June 25, 2021

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual General Meeting presentation
99.2	Press Release dated June 25, 2021
99.3	Articles of Association as of June 25, 2021